MONTHLY REPORT - NOVEMBER, 2009

                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE

                                                    This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $ 11,221,499    (79,362,210)

      Change in unrealized gain (loss) on open      34,864,611     36,802,771
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                0              0
         obligations
      Change in unrealized gain (loss) from U.S.       382,040     (6,064,740)
         Treasury obligations

   Interest income                                     301,206     10,155,361

   Foreign exchange gain (loss) on margin              117,481        614,468
      deposits
                                                   ------------   ------------
Total: Income                                       46,886,837    (37,854,350)

Expenses:
   Brokerage commissions                             5,142,423     58,653,092

   Management fee                                        3,408          7,111

   20.0% New Trading Profit Share                       19,592         52,638

   Custody fees                                              0        151,133

   Administrative expense                              238,362      2,609,523
                                                  --------------  -------------
Total: Expenses                                      5,403,785     61,473,497

Net Income (Loss) - November, 2009                $ 41,483,052    (99,327,847)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing          Unit
                                       Owner           Holders         Total
Net Asset Value (740,918.678       $ 10,616,619     868,339,539   878,956,158
   units) at October 31, 2009
Addition of 1,844.748 units on                0       2,192,758     2,192,758
   November 1, 2009
Redemption of 10,617.451 units on            (0)    (13,184,857)  (13,184,857)
   November 30, 2009+
Net Income (Loss) - November, 2009      557,644      40,925,408    41,483,052
                                    ------------  --------------  ------------
Net Asset Value at November 30,
2009 (732,354.227 units inclusive
of 208.252 additional units	   $ 11,174,263     898,272,848   909,447,111
                 	           ============   =============  ============

		  GLOBAL MACRO TRUST November 2009 UPDATE

           November  Year to Date     Net Asset                   Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1    4.68%        (9.42)%      $ 1,241.81     730,727.104  $ 907,426,843
Series 3    4.07%         5.14 %*       1,241.61       1,627.123      2,020,268

* Year to Date ROR for the Series 3 units is from September 1, 2009, the date such units were first issued.

+ Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust






   			    Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



                                 December 11, 2009


Dear Investor:

Near month-end Dubai World, the state-owned development and investment company, announced it would request a six-month standstill on debt repayments. This action had immediate global repercussions. It threw cold water on the bullish case for emerging markets, and, for a day or two, reversed the uptrend in global stocks and commodities (including gold) and the downtrend in the dollar. The downtrend in global interest rates remained intact as the Dubai situation gave pause to the idea that the world will be led out of recession by emerging markets. Notwithstanding Dubai's effect on existing trends, the Trust's short dollar positions, long global stock index futures positions and long metal and energy futures positions were profitable, as were long positions in global interest rate futures which benefited from the continued downward drift of interest rates.

Interest rates were the most profitable portfolio sector in November. Long positions were profitable in U.S., German and British short-term futures and U.S., Canadian, German and British note and bond futures as the already existing downtrend in rates was accelerated by the Dubai announcement.

The dollar has been under downward pressure for months due to concern about excessively easy Fed monetary policy, out of control fiscal policy and fears of Central Bank reserve diversification away from the U.S. currency. The pressure on the dollar increased as global financial and economic stability improved.
It did jump briefly as Dubai reminded traders that risk still exists, but short dollar positions were profitable versus the euro and the currencies of Brazil, Chile, Japan, Korea, Singapore, South Africa, India, Switzerland and Poland. Non-dollar cross rate trading sustained a moderate loss on weakness of the New Zealand dollar and Norwegian krone.

In stock index futures trading, the strongest markets were in North America where the Trust's long positions in U.S. and Canadian indices were profitable. Indices in Taiwan, South Africa, Singapore and Gt. Britain also rose and long positions were profitable.

Gold and silver were the biggest movers in the metals and long positions were profitable. Central Bank gold buying along with expansive liquidity conditions worldwide supported precious metals prices. Long positions in zinc and aluminum contributed small gains.

Energy prices were volatile but little changed in November except natural gas where short positions benefited from falling demand and rising inventories.

Agricultural markets were uneventful in November and sustained a small loss.

					Very truly yours,

					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman